UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

Commission File Number: 0-30628
ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on ALVARION INTRODUCES A NEW CONVERGED WIMAX WI-FI SOLUTION TO DELIVER PERSONAL BROADBAND SERVICES dated December 6, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     ALVARION LTD.

Date: December 6th, 2006                                       By: /s/ Dafna Gruber
                                      Name: Dafna Gruber
                                      Title: CFO

EXHIBIT 1
Contacts
Dafna Gruber, CFO            Carmen Deville
+972 3 645 6252               +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com        carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION INTRODUCES A NEW CONVERGED WIMAX WI-FI SOLUTION
TO DELIVER PERSONAL BROADBAND SERVICES

BreezeMAX™ WI2, along with BreezeACCESS™WI2, Enable Service Providers To
Address Consumer And Business/Government Segments For Bandwidth-Intensive,
Mobile Applications

---

TEL AVIV, Israel, December 06, 2006 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today introduced two new converged solutions combining Wi-Fi functionality with both WiMAX and pre-WiMAX products. The BreezeMAX WI2 and BreezeACCESS WI2 enable carriers to capture additional revenues, while moving towards advanced Personal Broadband services, providing a powerful cost-effective, converged network that combines high performance Wi-Fi portability for IEEE 802.11b/g devices with WiMAX quality-of-service (QoS).

Each WI2 solution consists of an outdoor Wi-Fi access point with integrated power module capable of connecting to various commercial power sources, either a BreezeMAX or BreezeACCESS VL unit for backhaul and network management software.

As a fully ruggedized, all-outdoor Wi-Fi access point solution for hot zone applications, service providers now deploying WiMAX networks can extend their BreezeMAX networks in 2.3, 2.5 or 3.X GHz and BreezeACCESS VL networks in 5 GHz with Wi-Fi hot spot coverage. The result is full support in a single broadband network for both WiMAX users and subscribers using standard Wi-Fi devices such as laptops, PDAs, smart-phones, and portable gaming devices.

“Wi-Fi supported by WiMAX QoS answers the many demands of both public and private sector including public broadband access, traffic management, video surveillance, connecting city offices, homeland security, as well as growing number of Personal Broadband applications,” said Rudy Leser, Alvarion's corporate vice president of strategy and marketing. “And with both WI2 products, existing broadband wireless operators can now leverage their current infrastructure to capture consumer and business/government segments for bandwidth-intensive applications in a mobile environment. This gives them an early market advantage towards mobile broadband services and the offering of Personal Broadband.”

BreezeMAX is Alvarion’s award-winning WiMAX Forum Certified™ platform designed from the ground up according to the IEEE 802.16 standards and uses OFDM technology for advanced non-line-of-sight (NLOS) functionality. Its carrier-class design supports broadband speeds and QoS to enable carriers to offer triple play broadband services to thousands of subscribers in a single base station. Since its launch in mid-2004, BreezeMAX has been successfully deployed in over 180 installations in more than 80 countries around the world.

BreezeACCESS VL’s enhanced features such as OFDM NLOS, extended reach of more than 30 kilometers (19 miles), very high throughputs in all packet sizes, advanced encryption, VLANs and QoS mechanisms enable carriers, mobile operators, ISPs, enterprises and others to use the VL to provide triple play services to business and residential subscribers in the 5 GHz bands.

About Alvarion
With more than 2 million units deployed in 150 countries, Alvarion is the world’s leading provider of innovative wireless network solutions enabling personal broadband services to improve lifestyles and productivity with portable and mobile data, VoIP, video and other applications. Providing systems to carriers, ISPs and private network operators, the company supplies solutions in both developed and developing countries.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting

Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.